



Delivering the Future of Addiction Care

No Tangible updates or changes to the business for this C-AR Filing.

Mark Holland - Co Founder & CEO   **Rob Lee - Co Founder & COO**

The Addiction Problem

Most of the **$46Bn** rehab and addiction services industry only treats the symptoms on top of the addiction iceberg.

50%+ of addiction patients also have mental health issues*, which typically go unmanaged...

Leading to **85% Relapse rates** in traditional rehab services and facilities that cost **$30-60k per month.**





ADDICTION ICEBERG

WHAT YOU AND OTHER PEOPLE SEE

DRINKING

DRUG USE

PROCESS ADDICTION

PAIN

INTRUSIVE THOUGHTS

LONELINESS

LACK OF MOTIVATION

FEELINGS OF GUILT AND SHAME

GRIEF AND LOSS

LOW SELF-WORTH

MENTAL CRAVINGS

CHILDHOOD TRAUMA

PHYSICAL ABUSE

MENTAL ABUSE

EMOTIONAL ABUSE

TROUBLE SLEEPING

ANXIETY

WHAT ADDICTION ACTUALLY IS AND YOU DON'T SEE

Large Unsupported TAM



Sober Curious - Moderation

➔ 63% of US Adults consume alcohol [1]

➔ 106M or 40% of US adult population are 'Sober Curious' [2]

CYH AUD Offering



106M   **28.9M**

56M

Alcohol Use Disorder

➔ 28.9M people report symptoms of AUD in the US. [3]

➔ <10% receive treatment

➔ 140k+ deaths are directly linked annually in the US.

Over 5% (3M) of all global deaths linked to alcohol.

Other Substance Abuse

➔ 56M people suffering from other substance abuse. [3]

➔ CYH Protocol can be repurposed for other SUD.

We Build The Addiction Care Team Around The Patient



Providing the patient with a discreet, affordable, at-home service.

Stage 1;   -> Stabilize The Addiction
───────

Naltrexone & MAT

➔ FDA Approved medication to rewire brain chemistry and cure addiction, a more humane approach to treating addiction.
➔ 40% reduction in the risk of relapse.
➔ 1-on-1 Counselling and Coaching to ensure compliance.
➔ Daily group support calls.
➔ At-home liver blood testing

Stage 2;   -> Building a Life Beyond Addiction
───────

Integrative Mental Health Care and Relapse Prevention

➔ Psychosocial Therapy, Group Therapy, Meds Management & KAT



The Solution; Comprehensive Outpatient Addiction Services





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Freedom From Alcohol: The Next Generation of Care
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Founding Operating Team

Two Irish Founders with a track record of building and scaling leading consumer health businesses in the US.







Mark Holland
Co Founder, CEO

Rob Lee
Co Founder COO

Mark and Rob have successfully worked together for **8 years** building and scaling large consumer health brands.

Previous Operating Success Highlights

	#1 Menopause Nutraceutical	#1 Hair Growth Nutraceutical
Exit year	2020	2017
Exit value	$110M	$160M
Revenue growth	62% CAGR	42% CAGR



CHOOSE YOUR HORIZON

The Medical Team

Digital Health and Psychiatry Experts with a dynamic drive to improve mental healthcare across the US.











Daniel Montville, MD

Chief Medical Officer
50 State Licensed Psychiatrist

Dr. Daniel Montville completed his undergraduate studies at the University of Wisconsin-Madison before earning his medical degree from the Chicago Medical School. He distinguished himself as Chief Resident during his psychiatry residency at the Mayo Clinic.

Specializing in mood disorders, substance use disorders, perinatal, and emergency psychiatry, Dr. Montville is dedicated to person-centered care.

Stephanie Lyn Coleman MD, MPH

Lead Medical Advisor

Board-certified physician who completed her medical training at Upstate Medical University in New York, residency training at Boston Medical Center, and fellowship training at Beth Israel Deaconess Harvard Hospital.
Member of the Psychedelic Medicine Association and American Society of Ketamine Physicians, Psychotherapists & Practitioners
Graduate of Ketamine Training with The Ketamine Training Center, IPI psychedelic practitioner program, CIIS psychedelic practitioner program

Tracey Oppenheim, MD

Lead Psychiatrist Advisor

Board Certified Psychiatrist, Dr. Oppenheim was born and raised in Michigan. She completed her medical school education, general and child and adolescent psychiatry training at the University of Michigan. She is passionate about the mind body spiritual connection and has completed additional training in integrative psychiatry. Dr. Oppenheim believes in each individual's ability to heal through discovering their inner healing intelligence.
Dr Oppenheim has many years of hands on experience working with ketamine in her day to day clinical operations.

Nicole McCloskey APRN

Lead Psychiatric NP

Nicole is a board-certified Psychiatric Nurse Practitioner with additional certification in Psychedelic Assisted Therapy.
Nicole has been working directly with clients in the mental health field for fifteen years and believes that authenticity and compassion are the keys to creating therapeutic relationships that lead to greater healing.

Danielle McFarlin

Lead Integration Specialist

TEDx speaker, author and rape crisis advocate
Danielle has been using Shamanism as a basis for her practice, she has been holding sacred space for transformations with psychedelic medicines since 2010.
Danielle proposes to serve as a beacon of hope for those who feel their lives are irreparable.





















The Remedy Mental Health · Fairview · Mayo Clinic · Psychedelic Medicine Association · Kaiser Permanente · CPR · Seven Arrows Recovery · nue.life · IPI Integrative Psychiatry Institute · Mindbloom

Market Opportunity and Competitive Landscape



Physical Rehab Facilities - $46Bn [1]

Mental Health - $84Bn [2]

Recovery Centers *of* America

LifeStance HEALTH

Ria Health

Oar

CHOOSE YOUR HORIZON

ACADIA HEALTHCARE

Telepsychiatry

Innerwell

Telehealth AUD

journey clinical

Mindbloom

Psychedelic Telehealth





Potential Future Acquirers











National Telehealth Provider
NYSE: tdoc

National Residential Rehab Provider

Private Equity: $330M Raised.

National Mental Health Provider
Strong M&A strategy
NASDAQ: ACHC

National Telepsychiatry Provider
Private >$1Bn in revenue.
NASDAQ: LFST

Japanese Pharmaceutical Co.
Largest institutional investors in psychedelic Medicine.
OTSKF - $23Bn Market Cap





Thank you!

K.H

"I'm having less days waking up with anxiety and way less racing/intrusive thoughts. I'm shaking and sweating less, it's been truly amazing to see all these symptoms of withdrawal, depression and anxiety subside."